ETF Managers Trust
30 Maple Street, 2nd Floor
Summit, New Jersey 07901

June 16, 2020
VIA EDGAR SUBMISSION
Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Managers Trust (the “Trust”)
File Nos.: 333-182274 and 811-22310
Post-Effective Amendment No. 129 to the Trust’s Registration Statement on Form N-1A
ETFMG Treatments, Testing and Advancements ETF (the “Fund”)

Dear Mr. Sutcliffe:
This correspondence is in response to additional comments you provided on June 16, 2020 to the Trust on behalf of the staff (the “Staff”) of the Commission with respect to the Fund and the Trust’s Post-Effective Amendment No. 129 (the “Amendment”) to its registration statement on Form N‑1A, which was filed via EDGAR on June 16, 2020. For your convenience in reviewing the Trust’s responses, your Comments are included in bold typeface immediately followed by the Trust’s responses.

Comment 1.     The legal opinion provided in the Amendment is not consistent with the Division of Corporate Finance’s Staff Legal Bulletin No. 19, dated October 14, 2011, with regard to representations of counsel’s expertise.
Response:     The trust has obtained a new opinion of counsel consistent with the above-referenced guidance. A copy of such opinion is attached hereto for your reference. The Trust undertakes to file a copy of such opinion as an exhibit to the Trust’s registration statement with respect to the Fund promptly following the effectiveness of the Amendment.

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If you have any questions regarding the foregoing, please contact Kent Barnes of U.S. Bancorp Fund Services, LLC at (414) 765-6511.

Sincerely,
/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC
as Administrator for the Trust